Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HipChefs Inc.
2648 International Blvd Ste 115, PMB 1014
Oakland, CA 94601
https://hipchefs.com/

Up to $749,999.60 in Class B Non-Voting Common Stock at $0.70
Minimum Target Amount: $14,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HipChefs Inc.
Address: 2648 International Blvd Ste 115, PMB 1014, Oakland, CA 94601
State of Incorporation: DE
Date Incorporated: April 06, 2021

Terms:

Equity

Offering Minimum: $14,999.60 | 21,428 shares of Class B Non-Voting Common Stock
Offering Maximum: $749,999.60 | 1,071,428 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $0.70
Minimum Investment Amount (per investor): $249.90

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based Perks</u>

Super Early Bird - First 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

<u>Volume-Based Perks</u>

Tier 1 Perk — Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk — Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk — Invest $25,000+ and receive 20% bonus shares

<u>Loyalty Bonus</u> - 10% bonus to Advisors, Friends, and Family of HipChefs.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

HipChefs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $0.70 / share, you will receive 110 Class B Non-Voting Common Stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

HipChefs is a workflow solution, converting cooks to small businesses that sell home-cooked meals to their community. With no dedicated technology, meal prep businesses are often at capacity and turning away customers. By automating their workflow, HipChefs users will spend 60% less time on administrative tasks, enabling them to scale while saving money. The meal prep business is a $5B industry with existing technology only focusing on enterprise clients. No one is addressing the middle majority who need an easy to onboard and financially accessible solution. HipChefs empowers small businesses that are predominantly owned by women and people of color.

Industry Size: https://www.ingeniumweb.com/blog/post/latest-trends-and-business-opportunities-in-us-meal-prep-industry/5360/

Business Model

We are a SaaS business and will collect monthly recurring revenue from our chefs through a subscription fee.

Additional revenue opportunity is available through partnerships such as grocery deliveries, where a HipChef can get this week's groceries delivered to their doorstep with the click of a button. Creating an ecosystem of referrals from partners like ghost kitchens brings revenue dollars as well as the low hanging fruit from advertising.

Hipchefs generates revenue in several ways:

Monthly subscription fee ranging from $49 - $179

2% transaction fee on customer orders

Affiliate marketing relationships, such as grocery delivery apps delivered through Instacart

Business referrals - commercial kitchens, banking relationships, etc

PPC advertising

With proper expense management, the path to profitability for a SaaS company like HipChefs is relatively short. By year 3 we forecast to be in the black. 2500 users on the platform will generate $7.5 million in annual recurring revenue and a net profit of $2.5 million.

Competitors and Industry

Competitors

Some of our competitors include Sprwt.io, Parsley Software, Send Bottles, and Eat Fresh Tech.

Over the past 18 years, Monika has built a thriving chain of owner-operated cooking schools with 7 locations. Using the productivity tools created for the schools, we've built HipChefs. Additionally, the community of foodies and staff connected with Hipcooks gives us a powerful running start. They are our jumping-off point for customer acquisition. These are warm leads that coincide directly with our target market.

Industry

Small meal prep is a nascent industry with a huge opportunity for growth. COOK Alliance is one of the leading advocacy groups leading policy reform to legalize meal prep operations out of home kitchens. The adoption of Assembly Bill 626 creates a low cost and accessible way for independent cooks to start a small food business from a home kitchen.

COOK Alliance: https://www.cookalliance.org/

Assembly Bill 626: https://cpd.sccgov.org/ab626-microenterprise-home-kitchen-operations

The "Heat and Eat " meal prep market is projected to be $4.5 B in 2022. This is up 150% from 2017.

https://www.ingeniumweb.com/blog/post/latest-trends-and-business-opportunities-in-us-meal-prep-industry/5360/

COOK Alliance, one of the leading policy advocates, has estimated that there are up to 100,000 informal food operators in California alone.

Source: Thousands of California home cooks are criminals | The Counter

There are currently an estimated 25,000 personal chefs in the United States. The personal chef job market is expected to grow by 5.2% between 2016 and 2026.

Source: The job market for personal chefs in the United States - CareerExplorer

Current Stage and Roadmap

Current Stage

We have developed our MVP and are in beta testing with a small cohort of users who have been helping us work through the bugs. We have provided a link to create an account from our hipchefs.com site but are not yet publicly marketing. This investment round will be used to publicly launch our product and provide additional development resources for further product enhancements.

Future Roadmap

HipChefs creates small businesses that are predominantly owned by women and people of color. These businesses advance sustainability initiatives by promoting hyper local commerce.

Our initial focus will be focused on customer acquisition and growing market awareness. The product will continue to evolve through customer feedback.

The Team

Officers and Directors

Name: Jessica Cooke

Jessica Cooke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CFO, COO, Secretary, Director
  Dates of Service: January, 2021 - Present
  Responsibilities: As the Chief Executive Officer, Jesse is responsible for establishing and promoting the vision, mission, and core values of the company while driving revenue growth. Jesse does not receive a compensation and owns 40% of the equity.

Other business experience in the past three years:

- **Employer:** HipCooks
  Title: COO
  Dates of Service: February, 2020 - June, 2021
  Responsibilities: First executive team member hired to be a collaborative partner

and trusted advisor to the Hipcooks CEO. The COO position was created to provide an essential role in the growth and scale of Hipcooks, a chain of seven brick and mortar recreational cooking schools. Provide leadership and direction to the studio management staff while overseeing the day to day operations.

Name: Monika Reti

Monika Reti's current primary role is with Hipcooks. Monika Reti currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Head of Product, Director
  Dates of Service: June, 2020 - Present
  Responsibilities: As Head of Product, Monika brings deep domain experience and a powerhouse of information and industry knowledge. HipChefs is built by cooks, for cooks. Monika does not receive an compensation and owns 40% of the equity.

Other business experience in the past three years:

- **Employer:** Hipcooks
  Title: Founder and Owner
  Dates of Service: January, 2004 - Present
  Responsibilities: Founder and Owner of Hipcooks! Hipcooks studio locations in Los Angeles (West and East LA), San Diego, Orange County, Portland, and Seattle.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common

stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Clas B Non-Voting Common Stock in the amount of up to $750,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it could grow at a slower pace or fail. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we could fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
HipChefs, Inc was formed on April 06, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HipChefs, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that HipChefs is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jessica Cooke	2,000,000	Class A Voting Common Stock	40.0%
Monika Reti	2,000,000	Class A Voting Common Stock	40.0%
Hipcooks, Inc. (Controlled by Monika Reti)	1,000,000	Class A Voting Common Stock	20.0%

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, SAFE, and Accelerator Warrant. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,071,428 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 8,500,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $130,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $3,000,000.00
Conversion Trigger: Equity financing, Liquidity event, Dissolution event (see below)

Material Rights

<u>Material Terms</u>

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority

to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

<u>Definitions</u>

"Capital Stock" means the capital stock of the Company, including, without limitation, the "Common Stock" and the "Preferred Stock."

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Company Capitalization" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis): ● Includes all shares of Capital Stock issued and

outstanding; ● Includes all Converting Securities; ● Includes all (i) issued and outstanding Options and (ii) Promised Options; and ● Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"Converting Securities" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"Direct Listing" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without doublecounting, in each case calculated on an as-converted to Common Stock basis): ● Includes all shares of Capital Stock issued and outstanding; ● Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options; ● Includes all Converting Securities, other than any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and ● Excludes the Unissued Option Pool.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"Options" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"Safe" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"Safe Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"Standard Preferred Stock" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

The amount of securities outstanding is 446,428.

Material Rights

Holder of the Accelerator Warrant has the right to invest up to $250,000 at a 20% discount rate or 1.5X the highest discount rate offered to investors in a qualified financing.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $500.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Founder shares
  Date: June 25, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $130,000.00
  Use of proceeds: Company formation and development costs
  Date: June 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We need to start generating revenue within the next 3 months. Our monthly burn rate is incredibly low, but we do need to start generating revenue in the immediate future. Capital from this offering will immediately be used to increase the size of our offshore development team. We will implement many of the enhancements to our Beta product that our users have requested and which will make us more marketable to a wider audience of cooks.

Foreseeable major expenses based on projections:

Our major expenses will be increasing our engineer headcount. Marketing and customer acquisition will be another significant expense as we look to reach our first year KPI of 250 chefs on the platform and 2nd year KPI of 1000 chefs on the platform.

Future operational challenges:

Increasing headcount to support the business but not at the expense of profitability will be an ongoing challenge. To start, we will work with fractional executives to keep salary costs low. Additionally, we will have a distributed workforce which can lead to operational challenges, particularly accountability.

Future challenges related to capital resources:

We are only raising the amount of capital in this raise to get us to a meaningful launch so we can be better positioned for future fundraising efforts. The amount of capital we are raising will provide up to two years of runway.

Future milestones and events:

Achieving MRR of $10,000 or higher will significantly improve our "investability" in the event we need to raise additional capital.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2022, the Company has capital resources available in the form of $20,000 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support launch and getting us to our first revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a projected monthly burn rate of $40,000 for expenses related to salaries, marketing / customer acquisition, development, and platform costs. In this scenario the company would likely have to seek additional sources of funding to continue operation.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years until profitability. This is based on a current monthly burn rate of $92,000 for expenses related to salaries, marketing / customer acquisition, development, and platform costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises.

Indebtedness

- **Creditor:** Monika Reti
  Amount Owed: $8,668.00
  Interest Rate: 0.0%

- **Creditor:** Jessica Cooke
  Amount Owed: $29,800.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Monika Reti
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed is $8,668 with 0% interest and no maturity date.
  Material Terms: N/A

- **Name of Entity:** Jessica Cooke
  Relationship to Company: Officer

Nature / amount of interest in the transaction: Amount owed is $29,800 with 0% interest and no maturity date.
Material Terms: N/A

Valuation

Pre-Money Valuation: $3,500,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

The global meal kit delivery services market size was valued at USD 15.21 billion in 2021 and is expected to witness a compound annual growth rate (CAGR) of 17.4% from 2022 to 2030. Increasing preference for home-cooked and chef-cooked food among millennials is a major factor contributing to the growth of the market. The delivery service has been gaining high popularity and adoption among generation Y and Z. The increasing preference for the product is driven by the benefits of homemade meals as they are more economical in comparison to takeouts and home delivery services.

Source: https://www.grandviewresearch.com/industry-analysis/meal-kit-delivery-services-market

There are approximately 90,000 caterers* and personal chef businesses** in the United States. If we assume 1% penetration with a MRR of $100 per business, ARR is $1.08M.

*Source: https://www.zippia.com/caterer-jobs/demographics/
** Source: https://www.careerexplorer.com/careers/personal-chef/job-market/

Management's Prior Achievements & Success

Monika has built a successful chain of recreational cooking schools and brings deep domain and intellectual expertise to the Management team of HipChefs.

Business Partnerships & Relationships

Monika's cooking school has a weekly newsletter of 45,000 subscribers and 1000s of students throughout the year. These warm leads coincide directly with our target market and will be a significant source of referrals for our customer acquisition efforts.

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company

only has Common Stock outstanding. The Company has no options outstanding or reserved for issuance under an equity incentive plan or similar plan. In making this calculation, we have not assumed any outstanding warrants or other securities with a right to acquire shares are exercised.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $130,000 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $749,999.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  23.5%
  We will work with a contracted CMO to build brand strategy and execute our customer acquisition strategy through organic marketing efforts, SEO and paid advertising.

- *Research & Development*
  30.0%
  We will expand our offshore team to quickly iterate the product based on customer feedback and product management prioritization.

- *Company Employment*
  30.0%
  We will hire 1-2 customer support representatives and fractional executives at the CMO and CTO level.

- *Operations*
  10.0%
  Funds will be used for bookkeeping, accounting and legal fees.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hipchefs.com/ (hipchefs.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/hipchefs

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HipChefs Inc.

[See attached]

HIPCHEFS, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 6, 2021) YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
HipChefs, Inc.
Alameda, California

We have reviewed the accompanying financial statements of HipChefs, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (April 6, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 5, 2022
Los Angeles, California

HIPCHEFS INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	12,257
Total current assets		**12,257**
Total assets	**$**	**12,257**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$	177
Shareholder Loan		2,158
Total current liabilities		**2,335**
Simple Agreement for Future Equity (SAFEs)		90,000
Total liabilities		**92,335**
STOCKHOLDERS EQUITY		
Common Stock		50
Subscription Receivables		(50)
Retained earnings/(Accumulated Deficit)		(80,077)
Total stockholders' equity		**(80,077)**
Total liabilities and stockholders' equity	**$**	**12,257**

See accompanying notes to financial statements.

HIPCHEFS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (April 6, 2021)	December 31, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	38,278
Research and Development	41,799
Total operating expenses	80,077
Operating income/(loss)	(80,077)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(80,077)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (80,077)**

See accompanying notes to financial statements.

HIPCHEFS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Subscription Receivables	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Inception date April 6, 2021	-				
Issuance of Common Stock	5,000,000	$ 50	$ (50)		$ -
Net income/(loss)	-	-		$ (80,077)	(80,077)
Balance—December 31, 2021	**5,000,000**	**$ 50**	**$ (50)**	**$ (80,077)**	**$ (80,077)**

HIPCHEFS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (April 6, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(80,077)
Changes in operating assets and liabilities:		
Credit Cards		177
Net cash provided/(used) by operating activities		**(79,900)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Loan		2,158
Proceeds from issuance of Simple Agreement for Future Equity (SAFEs)		90,000
Net cash provided/(used) by financing activities		**92,158**
Change in cash		12,257
Cash—beginning of year		-
Cash—end of year	**$**	**12,257**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

HipChefs Inc. was incorporated on April 6, 2021, in the state of Delaware. The financial statements of HipChefs Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Alameda, California.

HipChefs is a "Business in a Box" SaaS platform for food entrepreneurs. It launches and scales independently owned small businesses of neighbors cooking for neighbors. The HipChefs platform is a SaaS business and will collect monthly recurring revenue from the users through a subscription fee with a tiered offering. The subscription fee provides: a white labeled e-commerce platform that collects payments using Stripe, Recipe and Menu management, automatically generated shopping lists, recipes scaled to the number of orders, packaging and delivery reports, and CRM capabilities with texting via Twilio (not yet built).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

HipChefs Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred

tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from monthly recurring revenue from the users of its platform through a subscription fee with a tiered offering.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 5, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, 5,000,000 shares have been issued and are outstanding.

4. DEBT

Owner Loans

During 2021, one of the shareholders, Monika Reti, paid a contract worker on behalf of the Company. The details of the loan from the owner are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021 Current Portion	Non-Current Portion	Total Indebtedness
Monika Reti	$ 2,158	0.00%	Fiscal Year 2021	No set maturity	$ 2,158		$ 2,158
Total					$ 2,158	$ -	$ 2,158

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2021
Safes I-XI	Fiscal Year 2021	$ 3,000,000	N/A	$ 90,000
Total SAFE(s)				**$ 90,000**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, consists of the following:

As of Year Ended December 31,		2021
Net Operating Loss	$	(22,172)
Valuation Allowance		22,172
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 are as follows:

As of Year Ended December 31,		2021
Net Operating Loss	$	(22,172)
Valuation Allowance		22,172
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $74,302, and the Company had state net operating loss ("NOL") carryforwards of approximately $74,302. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

During 2021 and 2022, the Company received loans from one of its shareholders, Monika Reti. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 5, 2022, and December 31, 2021, the outstanding balance of the loan is $29,800 and $2,158.

During 2022, the Company received loans from one of its shareholders, Jessica Cooke. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 5, 2022, the outstanding balance of the loan is $29,800.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through December 5, 2022, which is the date the financial statements were available to be issued.

During 2022, the company issued six Simple Agreements for Future Equity in the aggregate amount of $40,000. The "Post-Money Valuation Cap" is $3,000,000.

During 2022, the Company received loans from one of its shareholders, Jessica Cooke. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 5, 2022, the outstanding balance of the loan is $29,800.

During 2022, the Company received an additional loan of $6,511 from one of its shareholders, Monika Reti. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 5, 2022, the outstanding balance of the loan is $8,669.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

HipChefs is not live or open to the public at this moment.

INVEST IN HIPCHEFS TODAY!

The Go-To Solution For Food Entrepreneurs

Hipchefs is a B2B software company that services the growing 'heat and eat' meal prep industry. We support chefs to create and scale their local commerce businesses of neighbor...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


HIPCHEFS
whisking up success

$0.00 Raised

REASONS TO INVEST

- BUILT FOR CHEFS BY CHEFS: We empower chefs to grow their small businesses by reducing time spent on administrative tasks by 60%, letting entrepreneurs focus on what matters most– growing their businesses. We leverage intellectual property and domain experience from Hipcooks Cooking Schools with 100,000 students as a jumping-off point for customer acquisition.
- A NEW AND GROWING MARKET: The US 'heat and eat' meal prep market is $4.5B as of 2022,* with 25,000 personal chefs in the US,* and about 100,000 informal food operators in California.*
- HIPCHEFS FOR IMPACT: We aim to help small businesses predominantly owned by women and people of color, build community, and advance sustainability by promoting hyper-local commerce.

*Market information provided by (source) (source) (source)

Invest Now
$0.70 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$249.90	$3.5M

THE PITCH

HipChefs is a SaaS platform built for chefs by chefs. We help entrepreneurs grow their small businesses, so they can do what they love— providing delicious meals to their local community. Chefs can get cooking with HipChefs in 10 minutes with our comprehensive and easy-to-use platform.

We believe there is no existing technology to fully help chefs sell their home-cooked meals through an easy and profitable workflow. Currently, chefs use multiple workflow programs that are manual, inefficient and costly, leaving businesses unable to scale because chefs spend too much time on administrative tasks. Our mission is to empower small businesses that are predominantly owned by women and people of color. As female founders, we believe in fostering entrepreneurship within our communities. HipChefs promotes hyper-local businesses, yet also creates a thriving community of interconnected entrepreneurs across the US.

HipChefs whisks up success

HipChefs is a workflow solution that enables cooks to grow small businesses that sell home-cooked meals to their community.


Spend less time managing your business and more time doing what you love… cooking for others.

With HipChefs, chefs can easily launch their B2C website with ordering capabilities, confidently grow using our productivity tools, and successfully manage their businesses. Our website features include: menu support, a shop and cook calculator, delivery reports, and business and marketing support (including analytics, CRM, and marketing content).

Co-Founder Monika Reti, has built a thriving chain of owner-operated cooking schools with 7 locations. Using the intellectual property from the schools, and sales and strategic partnership experience from Co-Founder Jesse Cooke, HipChefs was born as a platform to grow and scale meal prep-businesses.

THE PROBLEM & OUR SOLUTION

Chefs selling home cooked meals spend 2-3 days per week on administrative tasks.

We believe there is no existing technology to fully help chefs sell their home-cooked meals through an easy and profitable workflow.

In our opinion, there are many logistical issues with the home chef industry:

- No centralized order-taking system
- Grocery lists are calculated by hand
- Recipes are manually calculated
- No benefits of scale to partner with delivery services
- CRMs are too complex and too costly

HipChefs users spend 60% less time on administrative tasks

HipChefs is a business-in-a-box platform that provides chefs:

- A white-labeled e-commerce site
- An easy-to-read dashboard
- An automated workflow that enables:
    - Meal planning with menu support
    - Creating a shopping list
    - Cooking with automatically scaled recipes
    - Pack and delivery reports
    - CRM capabilities

A HIPCHEF'S E-COMMERCE SITE:



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About Eat Fresh with Donna
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12:00 PM on Sunday, January 01, 2023
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© 2022 HipChefs, All rights reserved. Privacy and Terms.

THE HIPCHEFS DASHBOARD WITH AUTOMATED WORKFLOW:



12
Total Customer Orders
Orders for the current menu

The HipChefs SaaS business model collects monthly recurring revenue from our chefs through a subscription fee. Affiliate partnerships and referral programs will provide additional revenue.



HIPCHEFS
THE BUSINESS MODEL
Gentle Simmer
$49 / Month
Customizable e-commerce site with shopping cart
Recipe editor with preloaded ingredients
Preloaded recipes
Shopping lists
Pack and delivery report
Connection with HipChefs community
Rollling Boil
$89 / Month
Everything in Gentle Simmer+
Scaled recipes with prep lists
CRM with SMS capabilities
Pack and delivery reporting with route planning
Recipe cost analysis
On Fire!
$179 / Month
Everything in Rolling Boil+
Multi user logins
USDA nutrition labels
Advanced reporting
Customer subscriptions
Extended supply discounts
Marketing and customer acquisition support

THE MARKET & OUR TRACTION

The meal prep business is a $5B industry—with existing technology that solely focuses on enterprise clients

(source)

As opposed to existing enterprise technologies and workflows in the meal prep industry, we target the small entrepreneur— which represents a huge and growing market. Our affiliation with Hipcooks Cooking Schools gives us a huge running start for customer acquisition: we have 100,000 cooks to target.

COOK Alliance, one of the leading policy advocates, estimates 100,000 informal food operators in California, representing a SOM of $180M in California alone. COOK Alliance is leading policy reform to legalize meal prep operations from home kitchens and the adoption of Assembly Bill 626. This has created a low cost and accessible way for independent cooks to start small food businesses (source, source).



The Informal Food Economy
30%
are first-gen immigrants
80%
of cooks are women
48%
are of African, Hispanic or of multiracial descent
35%
have household incomes of less than $45K a year

(source)

We aim to help small businesses predominantly owned by women and people of color and build community by promoting hyper-local businesses.

We are proud of our cost-effective hustling tactics. With just $130,000 (from our friends and family investment round), we've completed customer discovery interviews and built a functional MVP. Here's what our Beta Users say about HipChefs:



I'm kind of blown away. HipChefs has scaled my whole business model.
— Suzanna Pinkerton

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

Support women and minority-owned chefs & stimulate local commerce with HipChefs

Join us to help create small businesses, support women and minority entrepreneurs, build community, and advance sustainability by promoting hyper-local commerce.


Support women and minority-owned
businesses while stimulating
local commerce with HipChefs

We are ready to publicly launch HipChefs! Your investments will help us continue to develop the product based on customer feedback and deliver quality customer service. We will focus on customer acquisition and grow market awareness, so HipChefs can help others whisk up success all across America.

ABOUT

HEADQUARTERS	VALUATION
2648 International Blvd Ste 115, PMB 1014 Oakland, CA 94601	**$3.5M**

Hipchefs is a B2B software company that services the growing 'heat and eat' meal prep industry. We support chefs to create and scale their local commerce businesses of neighbors cooking for neighbors. We have developed and soft-launched our MVP and are ready to market to the public.

TEAM



Jessica Cooke
Co-Founder, CEO

Jesse Cooke is a co-Founder and CEO of HipChefs. With over 20 years of business development, strategic partnerships, and developing operational efficiency, Jesse has a proven track record of building multi billion dollar relationships. She is considered a trusted advisor amongst business partners, and a problem solver for organizations.



Monika Reti
Co-Founder, Head of Product

Monika Reti is a co-Founder, Board Chair, and Head of Product for HipChefs. She began her career earning a Masters of Economics from the LSE and working as an senior quantitative analyst at the RAND Corporation. In 2004, she became a successful entrepreneur by founding Hipcooks, which became a top-rated chain of recreational cooking schools. As Head of Product, Monika brings deep domain experience and a powerhouse of information and industry knowledge. HipChefs is built by cooks, for cooks.



Sam Alexander
Technology Advisor

Software architect for startups.
Clients include Nike, FritoLay, Intel,
Dr. Bronner's, Digital Trends.

TERMS

HipChefs

Overview

PRICE PER SHARE
$0.70

VALUATION
$3.5M

DEADLINE
Apr 15, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.90

OFFERING TYPE
Equity

MAX INVESTMENT
$499,999.50

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
21,428

SHARES OFFERED
Class B Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
1,071,428

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**HipChefs Inc.**
Corporate Address	**2648 International Blvd Ste 115, PMB 1014, Oakland, CA 94601**
Offering Minimum	**$14,999.60**
Offering Maximum	**$749,999.60**
Minimum Investment Amount (per investor)	**$249.90**

Terms

Offering Type	**Equity**
Security Name	**Class B Non-Voting Common Stock**
Minimum Number of Shares Offered	**21,428**
Maximum Number of Shares Offered	**1,071,428**
Price per Share	**$0.70**
Pre-Money Valuation	**$3,500,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks

Super Early Bird - First 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk — Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk — Invest $25,000+ and receive 20% bonus shares

Loyalty Bonus - 10% bonus to Advisors, Friends, and Family of HipChefs.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

HipChefs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $0.70 / share, you will receive 110 Class B Non-Voting Common Stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

3 minutes or less (2:45)

Introduction - (1:05)

(Music with pictures of chefs cooking in their kitchens)

Voice over script -

Chefs that sell food to their neighbors is an industry that's been rapidly growing in the global economy. Meal prep companies have exploded in the US, with social media sites (Pop up a few cell phone screen shots of people posting their menus to Facebook, IG and NextDoor) like Instagram and Nextdoor providing a marketing platform for cooks to launch their businesses. The US "heat and eat" meal prep market grew from 1.8 billion dollars in 2017 to 4.5 billion in 2022. (Flash a $4.5 billion dollar image on the screen)

Jesse and Monika filmed in a kitchen

Jesse:

Hi, my name is Jesse Cooke and I am a co-founder and CEO of HipChefs. As a working mom, I often order home cooked meals from local cooks and I had one turn me away because she was at capacity. When I asked why, I discovered these are "back of the envelope" businesses that spend 2-3 days per week (Flash 2-3 days per week on the screen) on administrative tasks, and there is no good software on the market to help them scale.

Monika:

I'm Monika, co-founder and Head of Product for HipChefs. Over the past 18 years, I have built a thriving chain of owner-operated cooking schools with 7 locations. Using the productivity tools I created for the schools, we've built HipChefs.

Product Demo - ScreenShots "Voice over script" - (0:23)

(Video of a women on a computer in a kitchen)

Voiceover script -

HipChefs enables cooks to launch and scale their meal prep businesses. Our business-in-a-box platform provides a customizable ecommerce site and automates day to day operations from posting menus to their website, creating shopping lists, scaling recipes, and providing delivery reports. Our users spend 60% less time (Flash 60% less time) on administrative tasks.

(layer in a screengrab of e-commerce site, add a menu widget, shopping lists, scaled recipe and delivery report)

INVESTMENT AND WRAP UP - (1:00)

Voiceover script:

Visual 1. CA comes in (with whisks popping all over and then fades back to become the whole US with whisks popping up across the country California is our initial target market - it is leading the way for US policy reform for home chefs and where we have a robust pipeline of leads. We will then grow subscribers across the country through our many organic marketing channels, online advertising and affiliate partnerships.

Visual 2: a cook in a kitchen; pop up quotes from our beta users) (animate by cutting the screen into 3 panels. Animate a panel on left to drop from top in to frame, panel in middle comes up from bottom and panel on right drops in from top) Use Alreca, Ryan and Suzanna)

Alreca - "Shopping times can be dreadful as I run from here to there sometimes forgetting an item at a specific store. I'm in love with the shopping list and how precise it is."

Chef Ryan - I think the app is extremely helpful in every aspect.

Suzanna - "I'm kind of blown away. HipChefs has scaled my whole business model"

Our beta users have been thrilled with how much time and money they have been saving using HipChefs. The platform is affordable, easy to onboard, intuitive to use and most importantly, allows chefs to spend more time doing what they love - cooking for others!

Return to Monika and Jesse in the Kitchen

Monika:

We believe now is the perfect time for HipChefs. Consumers are demanding more flexibility in how they feed their families and Enterprising entrepreneurs are launching meal prep businesses.

Jesse:

We hope you will be a part of this amazing company as we "whisk up success"

Cut to a screen with HipChefs logo and a Thank You

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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